Exhibit 99.3

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

June 22, 2015	NR 07 - 2015

Avrupa and Lowell Copper sign option agreement on Alvito Project

Avrupa Minerals Ltd. (AVU:TSXV) and Lowell Copper Ltd. (JDL:TSXV) have signed an option agreement to explore the Alvito iron-oxide-copper-gold (“IOCG”) project in southern Portugal. Lowell Copper can earn up to an 80% interest in the project by incurring total exploration expenditures on the project of US$4.4 million and completing a pre-feasibility study over an 8-year period.

Paul Kuhn, President & CEO of Avrupa, stated that “We are pleased to have attracted a technically strong joint venture partner in Lowell Copper to our Alvito Project. The track records of Mr. David Lowell and other key management and shareholders of the company are impressive and will aid in ensuring that the Alvito project is well-explored.”

David Lowell, Chairman & CEO of Lowell Copper, noted that “The Alvito IOCG project has large potential, and we are looking forward to working with the Avrupa team in this prolific mining region of Portugal.”

The Alvito Project

The Alvito license covers approximately 853 square kilometers of prospective ground in the Ossa Morena tectonic zone in southern Portugal.  Recent exploration work by Avrupa geologists concentrated on the Alcaçovas IOCG target portion of the license. The field work was highly successful, identifying potential for significant copper-gold mineralization in known and new occurrences.  In addition, outside of the IOCG area, exploration work led to the discovery of a previously un-documented, large epithermal silver-lead-zinc veining system, partially mineralized over a length of two kilometers. Additional prospecting work has also identified several potential precious metal-bearing, massive sulfide mineral occurrences within the license boundaries.

Many of the copper-gold-silver occurrences that were visited during the recon program lie within a 24-kilometer long, 4-kilometer wide belt, designated as the Alcoçovas Copper Belt (ACB), defined by anomalous copper and zinc soil geochemistry from over 66,000 soil samples collected by previous operators in the district.  The ACB coincides with a belt of igneous rocks of an age that is known to host mineral deposits in other parts of Europe and North Africa.  Classification of the deposit types is still ambiguous, but the most important showings are presently interpreted to be iron oxide-copper-gold (IOCG) type, which is an important metal host around the world.

In mid-2013, Avrupa geologists collected 144 rock chip samples on the license, centering around 16 separate prospect areas. A total of 14 of these samples contained greater than 0.4 ppm gold, up to 3.95 ppm gold.  Twenty-seven of the samples contain greater than 5 ppm silver, up to a high value of 160 g/t silver.  Forty-two of the samples carry greater than 0.25% copper, including twenty-six with greater than 1% copper.  Others carry strongly anomalous lead, zinc, and molybdenum values, as well.

Early work on the project was funded by the CalGen Exploration Alliance, which was in place at that time, with Callinan Royalties Corporation (now Altius Minerals Corporation), covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license. Through the funding of the upgrade work at Alvito, Altius Minerals now holds a 1.5% NSR royalty on the Project.

Terms of the Agreement

Lowell Copper can earn up to an 80% interest in the project by completing work requirements and issuing common shares to Avrupa as follows:

Year	Requirement	Common Shares

For Lowell Copper to earn a 51% interest:

1	US$300,000 Exploration Expenditures	50,000
2	US$1,100,000 Exploration Expenditures	50,000

For Lowell Copper to earn a further 14% interest (total of 65% interest):

3 to 5	US$3,000,000 Exploration Expenditures	50,000 each year

For Lowell Copper to earn a further 15% interest (total of 80% interest):

6 to 8	Complete a Pre-Feasibility Study	None

Avrupa will be the operator during the first earn-in stage, with active technical oversight and direction from Lowell Copper.  The issuance of shares under the Option Agreement is subject to the prior approval of the TSX Venture Exchange.

Lowell Copper Ltd. is a copper exploration and development-focused company led by J. David Lowell and is listed on the TSX-V. The Company was founded to leverage the current market conditions and build a portfolio of economic copper projects through a combination of exploration, mergers, and acquisitions, by utilizing the considerable experience and success of management and directors of the Company. For further information on Lowell Copper visit www.lowellcopper.com.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates four joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Alvito JV, with Lowell Copper Corp, covering one license in the Ossa Morena Zone of south Portugal, for IOCG, polymetallic massive sulfide, and precious metal-bearing epithermal deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Avrupa management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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